Mr. James Lopez

Legal Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 13, 2018

Re:	Denim.LA, Inc.

Offering Statement on Form 1-A

Filed July 17, 2018

File No. 024-10868

Dear Mr. Lopez:

Thank you for your comments of August 10, 2018 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Summary of the Offering, page 2

1. Given your liquidity position, please revise to clarify how you plan to fund the $10 million to $30 million of costs for the acquisitions you describe.

The Company has amended its disclosure to provide additional clarity on how it would undertake the anticipated acquisitions. Note, there are no definite plans for any acquisitions as of the date of the filing.

Use of Proceeds, page 13

2. We note the statement that you will launch 1-2 retail stores in new metropolitan areas. Please revise to disclose the approximate amount necessary to fund the launch of a retail store in a metropolitan area.

The Company has amended its disclosure to provide an approximate amount under its use of proceeds for establishing retail stores.

Exhibits

3. Please file your senior credit agreement with Black Oak Capital as an exhibit. Refer to Item 17 of Form 1-A.

This agreement has been included as Exhibit 6.11.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed August 10, 2018. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Mark Lynn

Chief Executive Officer

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069